UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-15224

CUSIP NUMBER 204409601

(Check one):	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐		Form N-CSR
	For Period Ended:		December 31, 2024
	☐		Transition Report on Form 10-K
	☐		Transition Report on Form 20-F
	☐		Transition Report on Form 11-K
	☐		Transition Report on Form 10-Q
	☐		Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
part i —REGISTRANT INFORMATION
Companhia Energética de Minas Gerais – CEMIG
Full Name of Registrant
N/A
Former Name if Applicable
Avenida Barbacena, 1200
Address of Principal Executive Office (Street and Number)
Belo Horizonte, Minas Gerais 30190-131, Brazil
City, State and Zip Code

part ii —RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii —NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Companhia Energética de Minas Gerais—CEMIG (the “Company”) was unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense because the Company required additional time to complete its financial statement preparation and review process, including management’s assessment of the Company’s internal control over financial reporting. As a result, KPMG Auditores Independentes Ltda., the Company’s independent registered accounting firm, required additional time to complete its audit procedures. The Company has filed the Form 20-F on May 1, 2025.

SEC 1344 (04 09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV —OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Andrea Marques de Almeida	(+55 31)	3506-4903
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the

registrant was required to file such report(s) been filed? If answer is no, identify report(s).		Yes	☒	No	☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

		Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Companhia Energética de Minas Gerais – CEMIG
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2025	By	/s/ Andrea Marques de Almeida
Name: Andrea Marques de Almeida Title: Chief Financial and Investor Relations Officer